Via EDGAR

January 5, 2009

Mr. Michael Volley
Senior Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	General Electric Capital Services, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 000-14804

Dear Mr. Volley:

We are responding to your comment letter dated December 4, 2008 to Keith Sherin, Chief Financial Officer of General Electric Capital Services, Inc. (“GECS” or the “Company”) relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K For the Year Ended December 31, 2007

Notes to Condensed, Consolidated Financial Statements

Note 17, Operating Segments, Page 72

1.
We note the significance of revenues from customers located outside the United States.  Please revise future filings to disclose revenues from external customers attributed to individual foreign countries if those revenues are considered material.  Refer to paragraph 38a of SFAS 131.  Additionally, in future filings, please consider quantifying here or in MD&A, the amount of revenues and finance receivables by country or region as of each period end presented.

Response
We considered the guidance in paragraph 38a of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, and also further evaluated our revenues by country. Given the nature of our non-U.S. operations and the lack of relative materiality of any one given country’s revenues, we believe that disclosure of revenues by geographic region would be of most use to investors and we will include a table with that information in future Form 10-K filings. We also acknowledge your comment to consider disclosure of our financing receivables by region in MD&A and we will consider including this information in our 2008 Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2008

General

2.
Considering the current condition of the financial markets and due to the potential significance of and complexity with accounting for impairment of securities, please consider disclosing the information identified in paragraph 17 of FASB Staff Position Nos. FAS 115-1 and FAS 124-1 in all future interim filings.

Response

The Company advises the Staff that the information identified in paragraph 17 of FASB Staff Position No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments is disclosed in our annual filings.  We acknowledge the Staff’s comments and will include this disclosure in our future interim filings if credit market conditions continue to warrant such disclosure.

Note 6. Allowance for Losses on Financing Receivables, Page 11

3.
Please revise your future filings to disclose the amount of your recorded investment in impaired loans for which there is a related allowance for credit losses and the amount of that allowance and the amount of your recorded investment in impaired loans for which there is no related allowance for credit losses.  Refer to paragraph 20a of SFAS 114.

Response
We acknowledge the Staff’s comment and consistent with our annual filings, will include in future interim periods disclosure of the information identified in paragraph 20a of SFAS 114.

4.
We note the apparent deterioration in the credit quality of your financing receivables based on increases in your nonearning receivables from December 31, 2007 to September 30, 2008 and your disclosure of the continued deterioration in the U.S. and U.K. markets and certain other portfolios.  Please revise your disclosure in future filings to comprehensively bridge the gap between the increases in your nonearning receivables as a percentage of total financing receivables and other disclosures of deteriorating credit quality with the change or lack of change in your allowance for loan losses as a percentage of total financing receivables.  For example, consider disclosing in one section in your document, the breakdown of your allowance between your specific and general allowance for credit losses as of each period end presented.  For your specific allowance, disclose the total amount of loans that generated the specific reserves and describe why the amount of loans and related specific reserve increased or decreased.  For your general reserve, provide detailed quantified information in a tabular format to allow an investor to understand why the general reserve increased or decreased.  Consider disclosing the general reserve and general reserve percentage by portfolio for each period presented and discuss the underlying factors that drove the increase or decrease in the reserve and reserve percentage.

Response
We acknowledge the Staff’s comment and will revise disclosures in future interim filings to enhance our discussion of nonearning receivables, change in allowance for loan losses and related factors that drove changes in the reserves or reserve percentages.

We will include enhanced MD&A analysis in future filings along the following lines.

Financing receivables is our largest category of assets and represents one of our primary sources of revenues. A discussion of the quality of certain elements of the financing receivables portfolio follows. For purposes of that discussion, “delinquent” receivables are those that are 30 days or more past due; and “nonearning” receivables are those that are 90 days or more past due (or for which collection has otherwise become doubtful). Nonearning receivables excludes loans held for sale.

Our portfolio of financing receivables is diverse and not directly comparable to major U.S. banks.  Historically, we have had less consumer exposure, which over time has had higher loss rates than commercial exposure.  Our consumer exposure is largely non-U.S. and primarily comprises mortgage, sales finance, auto and personal loans in various European and Asian countries.  Our U.S. consumer financing receivables comprise X% of our total portfolio.  Of those, approximately XX% relates to private label credit cards, which typically are covered by loss sharing with the retailer, and have a smaller average balance and lower loss severity as compared to bank cards.  The remaining XX% are sales finance receivables, which provide electronics, recreation, medical and home improvement financing to customers.  In 2007, we exited the U.S. mortgage business and we have no U.S. auto or student loans.

Our commercial portfolio primarily comprises senior, secured positions with comparatively low loss history. The secured receivables in this portfolio are collateralized by a variety of asset classes, including industrial-related facilities and equipment; commercial and residential real estate; vehicles, aircraft, and equipment used in many industries, including the construction, manufacturing, transportation, telecommunications and healthcare industries. In addition, a portion of this portfolio is unsecured corporate debt.

	Financing receivables at		Nonearning receivables at		Allowance for losses at
(In millions)	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
CLL
Equipment and leasing
and other
Commercial and industrial

Real Estate

GECAS

Energy Financial Services

Other

GE Money
Non-U.S. residential
mortgages
Non-U.S. installment and
revolving credit
U.S. installment and
revolving credit
Non-U.S. auto
Other

Total

	Nonearning receivables as a percent of financing receivables				Allowance for losses as a percent of nonearning receivables				Allowance for losses as a percent of total financing receivables
	March 31,2009		December 31, 2008		March 31, 2009		December 31, 2008		March 31, 2009		December 31, 2008
CLL
Equipment and leasing		%		%		%		%		%		%
and other
Commercial and industrial

Real Estate

GECAS

Energy Financial Services

Other

GE Money
Non-U.S. residential
mortgages
Non-U.S. installment and
revolving credit
U.S. installment and
revolving credit
Non-U.S. auto
Other

Total

Individually “impaired” loans are defined by GAAP as larger balance or restructured loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement. An analysis of impaired loans follows.

At
(In millions)		March 30, 2009		December 31, 2008

Loans requiring allowance for losses	$		$
Loans expected to be fully recoverable

Allowance for losses
Average investment during year
Interest income earned while impaired(a)

(a)	Recognized principally on cash basis.

The portfolio of financing receivables, before allowance for losses, was $XXX.X billion at March 31, 2009, and $XXX.X billion at December 31, 2008. Financing receivables, before allowance for losses, [increased/decreased] $XX.X billion from December 31, 2008, primarily as a result of core growth ($XX.X billion) and acquisitions ($XX.X billion), securitization and sales ($XX.X billion), the stronger U.S. dollar ($XX.X billion) and dispositions ($X.X billion).

Related nonearning receivables amounted to $X.X billion (X.X% of outstanding receivables) at March 31, 2009, compared with $X.X billion (X.X% of outstanding receivables) at December 31, 2008. Related nonearning receivables [increased/decreased] from December 31, 2008, [primarily as a result of …]

The allowance for losses at March 31, 2009, amounted to $X.X billion compared with $X.X billion at December 31, 2008, representing our best estimate of probable losses inherent in the portfolio and reflecting the then current credit and economic environment. Allowance for losses [increased/decreased] $X.X billion from December 31, 2008, [primarily as a result of …]  We recorded a provision for loan losses of $X.X billion in the first quarter of 2009 compared with $X.X billion in the first quarter of 2008.

For our CLL equipment and leasing and other portfolio, the ratio of allowance for losses as a percent of nonearning receivables [increased/declined] from XX.X% at December 31, 2008 to XX.X% at March 31, 2009, [primarily from …]

For our CLL commercial and industrial portfolio, the ratio of allowance for losses as a percent of nonearning receivables amounted to XX.X% as of December 31, 2008 compared with XX.X% at March 31, 2009. The ratio of nonearning receivables as a percentage of financing receivables [increased/decreased] from X.X% as of December 31, 2008 to X.X% at March 31, 2009 [primarily from …]

For our non-U.S. residential mortgage portfolio, the ratio of allowance for losses as a percent of nonearning receivables [increased/declined] from XX.X% at December 31, 2008 to X.X% at March 31, 2009.  This [increase/decline was primarily because of …]

For our non-U.S. installment and revolving credit portfolio, the ratio of allowance for losses as a percent of nonearning receivables [increased/declined] from XXX.X% at December 31, 2008 to XXX.X% at March 31, 2009, [primarily because of …]

For our U.S. installment and revolving credit portfolio, the ratio of allowance for losses as a percent of nonearning receivables [increased/declined] from XXX.X% at December 31, 2008 to XXX.X% at March 31, 2009 [primarily because of …]

Delinquency rates on managed equipment financing loans and leases and managed consumer financing receivables follow.

Delinquency rates at
March 31, 2009(a)	December 31, 2008		March 31, 2008

Equipment Financing	%	%	%
Consumer
U.S.
Non-U.S.

(a)	Subject to update

Delinquency rates on equipment financing loans and leases [increased/decreased[ from December 31, 2008, and March 31, 2008, to March 31, 2009, [primarily as a result of …]

Delinquency rates on consumer financing receivables [increased/decreased] from December 31, 2008, and March 31, 2008, to March 31, 2009, [primarily as a result of …]

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC CAPITAL SERVICES, INC.

/s/ Jamie S. Miller
Jamie S. Miller
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company and Chief Executive Officer, General Electric Capital Services, Inc.
K. S. Sherin, Vice Chairman and Chief Financial Officer, General Electric Company
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel; Chairman, Disclosure Committee, General Electric Company
F. Casal, Partner, KPMG LLP